Exhibit 2

The following is an unofficial English Translation of the French document.


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                         PROFESSIONAL SERVICES AGREEMENT
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BETWEEN:


HAVAS, a stock corporation (societe anonyme) organized and existing under the laws of France with capital of EUR 171,518,765.60, having its registered office at 2, allee de Longchamp, Suresnes 92150, France, registered with the Commercial and Companies Registry of Nanterre under the number 335 480 265,

Represented herein by Mr. Alain de Pouzilhac, its Chief Executive Officer,

Hereinafter referred to as the "Havas"

                                                               AS THE FIRST PART

AND:



Mr. Jacques Seguela, who resides at 44, rue Pierre Guerin, Paris 75016, France,

Hereinafter referred to as the "Service Provider"

                                                              AS THE SECOND PART


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                                    RECITALS

WHEREAS the Service Provider is presently employed by Havas where he works as Creative Director.

WHEREAS the Service Provider has gained significant experience and developed expertise in creative advertising and Havas wishes to retain the services of the Service Provider in the event he decides to retire.

WHEREAS given the circumstances, the Parties met and agreed the following terms and conditions to enter into a professional services agreement.

WHEREAS to the extent that such agreement does not fall within the scope of the non-competition clause provided for in the Service Provider's employment contract, as amended by an amendment dated January 19, 2005, it does not suspend the application of such clause for the full duration thereof.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

Article 1: Definition

For the purposes of this Agreement, the term "Group" will refer to Havas and any civil or commercial company, regardless of the nature thereof, be it French or foreign controlled, directly or indirectly, by Havas. One company is deemed to control another one when it meets the requirements set forth under Section L. 233-3 of the [French] Business Code.

Article 2: Services

This Agreement (hereinafter the "Agreement") is a professional services agreement.

It is agreed as a material condition of the Agreement that the Service Provider will be free to organize his work as he sees fit within the framework defined in the Agreement. Accordingly, Havas agrees not to interfere in any way with the Service Provider's work and, more generally, to exert any authority on the Service Provider. The Service Provider will nevertheless keep Havas informed of the performance of the Services on a monthly basis or any other periodicity agreed by and between the Parties based upon the Services.

The Service Provider will also be free to provide services to entities other than the companies of the Group, subject to not providing services in any form whatever to entities competing with the Clients of the Group or a Client of the Group (outside of the performance of the professional services agreement), or to any international communications consulting group competing with the Group or the subsidiaries of any such groups.


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The term Client will mean the clients for whom the Service Provider has provided services hereunder and the clients of the Group in the twelve months preceding the date when this Agreement took effect.

The Service Provider will provide Havas the following services (hereinafter the "Services").

      o     Handle the Citroen client/budget;
      o At the request of Havas, supervise the Group's creative teams and assist in recruiting new members of such creative teams;
      o Advice and counsel on creative strategy of the Group or of its clients.

The Service Provider must devote between 80 and 120 days per year to the provision of the Services. In this regard, Havas agrees to enforce this Agreement in good faith and to order the Services.

The Service Provider will personally perform the Services utilizing the experience, expertise and care which are to be expected from a professional in the provision of said Services.

Article 3: Registration of the Service Provider

The Service Provider hereby represents that the Service will be performed in compliance with applicable laws and regulations. To this end, the Service Provider will turn over to Havas, prior to the performance of any Service:

      o     proof that is properly registered as an independent contractor; or
      o proof from the proper government agency that the Service Provider has made the appropriate employer/independent contractor and social security filings within the past year;
      o proof that the Service Provider is subject to the business tax (taxe professionnelle) for the previous fiscal year; or
      o if the Service Provider started working three calendar months ago and failing any of the abovementioned documents, proof that he has made a filing with a corporate formalities center.

It is understood that the Services may be rendered by a Company of which the Service Provider is one of the main partners, on the condition however that the Services be personally provided by the Service Provider.

Article 4: Duration

The Agreement is entered into for a 24-month period. It will take effect only after the Service Provider voluntary leaves the company, and specifically after the Service Provider requests to leave for retirement. The Agreement may be renewed for same duration at the initiative of Havas and with the Service Provider's agreement, subject to three months' notice.


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Unofficial Translation: For Information Purposes Only


Havas may however terminate the Agreement at any time in the event that the Service Provider is found to be doing business with entities competing with clients of the Group or in the event that the Service Provider is found to be soliciting the clients of the Group for personal purposes. Havas may also terminate the Agreement at any time in case the Service Provider fails to comply with any of the obligations provided for in the Agreement or in case of the Service Provider's physical incapacitation or death.

The Service Provider may terminate the Agreement at any time, subject to giving three months' notice.

It is expressly agreed that the term of the Agreement will not be extended in the event that the Service Provider is temporarily unable for any reason whatever (illness, personal reasons, etc.) to perform the Services.

The termination of the Agreement in observance of the aforementioned provisions will not give rise to the payment of any compensation by or to either party, except for those payments associated with Services provided prior to the termination.

Article 5: Fees for Professional Services

As compensation for the Services, the Service Provider will receive fixed and variable fees.

5.1  Fixed Fee

The Service Provider will receive a fixed fee of eighty thousand euros ((euro)80,000.00), exclusive of tax, per quarter.

5.2  Variable Fee

In addition to the fixed fee, the Service Provider will receive variable fees based on the growth in the annual revenue stream from the Citroen account compared to the revenues from the twelve months preceding the date the Agreement takes effect.

The maximum amount of variable fees that may be paid to the Service Provider will be 40% of the amount of his annual fixed fee, exclusive of tax.

If the Citroen revenues remain at their level of the twelve months preceding the date the Agreement takes effect, the Service Provider may claim the maximum amount of variable fees.

If the Citroen revenues are between 80% and 100% compared to what they were in the twelve months preceding the date the Agreement takes effect, variable fees from 0% to 40% will be due and payable on the basis of a linear increase.


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If the Citroen revenues are less than 20% of what they were in the twelve months preceding the date the Agreement takes effect, no variable fees will be due and payable.

5.3  Payment of Fees

All payments will be made in euros and subject to value added tax.

Fixed fees will be payable on a quarterly basis, at the end of each quarter. Variable fees will be payable annually in one lump sum no later than 3 months after the end of the twelve month period in connection with which the variable fees are due.

5.4  Reimbursement of Expenses

Out-of-pocket expenses incurred by the Service Provider for the provision of the Services will be reimbursed upon submission of receipts.

In case of travel outside France, all expenses must be first approved by Havas.

Article 6: Confidentiality

The Service Provider agrees not to disclose or to use any information, knowledge or practices related to the business of the Group and/or of its clients and to which the Service Provider has been privy in the provision of the Services.

All documentation related to the business activities of the Group and/or of its clients are confidential in nature and may not be reproduced or used by any means whatever by the Service Provider, except as required for the provision of the Services. At the end of this Agreement, such documentation and/or any copies thereof must be returned immediately to Havas.

Article 7: Non-Solicitation of Personnel

Except in connection with the Services provided for herein, the Service Provider agrees not to engage, or to cause to work in any manner whatever, any present or future employee of Havas. This clause will apply regardless of the expertise of the employee in question and even in the event that the solicitation is at the initiative of said employee. This clause will have full force and effect for the full duration of the Agreement and for two years after it ends.

Article 8: The Service Provider's Creative Work

The Service Provider's creative work will mean any work of the mind, any method, any technique, program, slogan, drawing, model, plan, product, diagram, development, research, study, data, strategy, improvement and upgrade thereof, regardless of their state of completion (whether they be in draft form or in


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finalized form) and, more generally, whether or not they are liable to be protected by any right whatever, an intellectual property or industrial right, that the Service Provider may design, make, create, produce in full or in part, acting alone or with others, in connection with the Services, that may be designed under his supervision or that of the Havas Group or with its support, for the duration of this Agreement.

The Service Provider acknowledges and accepts that the amount of his fees, defined in subsection 5.1 hereinabove, takes into account the firm and final assignment to the Havas Company, as they come into existence, as the case may be, of all the rights of the Service Provider arising or to arise, proprietary rights, the right to use or any other rights associated with present or future creative works (hereinafter referred to as the "Rights"), the Havas Company will not owe the Service Provider any additional compensation therefor, which the Service Provider hereby declares that he expressly accepts.

It is understood that the Rights include in particular the license, reproduction, publication, adaptation, translation, arrangement, transformation, representation rights as well as the rights to make, use and exploit any application that may be derived of said Creative Works, and for all uses and purposes, in any forms, on all mediums, by all means, present or future, known or unknown to date.

On the one hand, the Service Provider waives the right to have his name appear on or in the Creative Work and accepts on the other hand that the Creative Work be modified, completed or otherwise adapted to meet requirements and, as the case may be, applicable standards and usages for its exploitation.

The Parties agree that the assignment of the Rights is given and intended to take effect in all places and for the full duration of the legal protection of said Creative Works for the benefit of its creator, his heirs or assigns or representatives under the terms of applicable French and foreign laws and regulations and international conventions, including any extensions that may be made to the duration of the protection.


Article 9: New Business Brought in by the Service Provider

If, due to the action of the Service Provider, Havas secures new advertising business, either from new clients or from existing clients, the Service Provider will receive a commission for the new business brought in. The maximum amount of such commission will be one hundred and thirty thousand euros
((euro)130,000.00), exclusive of tax.

The amount of such commission will be determined on a discretionary basis as a function of the significance of such new business.


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Unofficial Translation: For Information Purposes Only


The commission will be due and payable if any only if Havas invoices the client for services it provides pursuant to service agreements entered into going through the Service Provider.

However, no commission will be due for:

- orders accepted by Havas but not performed, if the nonperformance is not due to circumstances that are attributable to him;
- orders performed by Havas but not paid by the client, unless the failure to make payment is the result of some failing on Havas' part.

In case of partial payment by the client, the commission will be reduced proportionally. Commissions already received by the Service Provider will be reimbursed in full or in part if the right to the commission is lost, in full or in part, because it is found that the agreement between the client and Havas will not be performed and the nonperformance is not due to circumstances that are attributable to Havas.

It is agreed that Havas will reserve the right in any case not to provide services and not to sign an agreement with a prospective client, especially in case of any doubts regarding its solvency.

Article 10: General Provisions

Any modification of the provisions of the Agreement must be set forth in a written agreement between Havas and the Service Provider before the modification may take effect.

This Agreement is governed by the laws of France. In the event of disputes, the Parties will attempt to reach an amicable solution and, failing a solution within two weeks, the dispute will be submitted by the most diligent Party to the Courts of Paris.


Executed in Suresnes
On this 26th day of May 2005


    (signature)                                                  (signature)

Alain de Prouzilhac                                         The Service Provider